Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
P.O. Box 8985
Wilmington, Delaware 19899

VIA EDGAR SYSTEM

January 6, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 0309

Washington, D.C. 20549

Re:	Delphi Financial Group, Inc.
Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”)
Filed March 1, 2011
File No. 001-11462

Dear Mr. Rosenberg:

This letter and its exhibit will respond to the request for information contained in your letter dated December 14, 2011 (the “ Letter”) relating to the above-referenced filing of Delphi Financial Group, Inc. (the “Company”). For your convenience, the text of such request is set forth below, followed by the related response.

2010 Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 38

1. Please provide us the following for your investments in municipal fixed maturity securities as of December 31, 2010:

•	The fair value and amortized cost representing general obligation versus special revenue bonds, and the types of activities supporting any special revenue bonds.

•

Each state and municipality that comprises more than 10% of total equity as shown on your balance sheet at December 31, 2010 showing the fair value and amortized cost, credit rating with and without any third party guarantees and broken down by general obligation versus special revenue bonds.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

January 6, 2011

Response:

Exhibit A to this letter contains the requested information regarding the Company’s investments in municipal fixed maturity securities, in each case as of December 31, 2010.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (267) 256-3684 with any further questions regarding these matters. Thank you for your time and attention.

Very truly yours,

/s/ THOMAS W. BURGHART
Thomas W. Burghart
Senior Vice President and Treasurer

cc:	Robert Rosenkranz
Stephan Kiratsous
Chad Coulter
Paul Van Haren

Exhibit A

Municipal fixed maturity securities - general obligation bonds and special revenue bonds

	Fair Value	Amortized Cost
Special Revenue Bonds	1,493,888,143	1,516,344,451
General Obligation Bonds	612,441,848	622,649,562

Total	2,106,329,991	2,138,994,013

Types of activities supporting special revenue bonds

	Fair Value	Amortized Cost
Development	49,345,088	50,599,766
Education	236,886,101	245,778,144
Facilities	50,419,114	53,101,883
Medical	263,423,105	265,940,113
Refunding Bonds	41,791,838	42,297,283
Transportation	78,542,644	79,297,314
Utilities	231,350,117	234,470,114
Other	23,287,687	23,512,402
Housing	518,842,449	521,347,432

Total	1,493,888,143	1,516,344,451

States whose municipal fixed maturity securities comprise more than 10% of total equity

		With third party guarantees	Without third party guarantees	Fair Value	Amortized Cost
California	Special Revenue Bonds	AAA	AAA	37,905,906	39,583,271
		AA	AA	18,796,119	18,784,849
		AA	A	1,228,712	1,244,404
		AA	Not Rated	500,100	499,878
		A	A	16,745,107	17,534,764
		BBB	BBB	2,322,752	2,382,075
		Not Rated	Not Rated	355,081	357,650

	Special Revenue Bonds Total			77,853,778	80,386,891

	General Obligation Bonds	AAA	AAA	450,558	450,563
		AA	AA	50,290,201	53,376,312
		AA	A	7,071,028	7,418,292
		AA	Not Rated	1,561,590	1,546,691
		A	A	51,596,604	52,941,989
		A	BBB	1,708,416	2,075,771
		BBB	BBB	246,126	283,438
		BB	BB	285,632	400,000

	General Obligation Bonds Total			113,210,154	118,493,056

California Total				191,063,932	198,879,947

		With third party guarantees	Without third party guarantees	Fair Value	Amortized Cost
Illinois	Special Revenue Bonds	AAA	AAA	56,741,391	53,630,405
		AA	AA	17,907,929	17,795,982
		AA	A	3,065,535	3,073,897
		AA	BBB	1,793,695	1,822,827
		A	A	27,018,167	28,161,236
		BBB	BBB	4,798,166	5,316,909
		B	B	1,170,093	2,052,647
		Not Rated	Not Rated	787,415	898,513

	Special Revenue Bonds Total			113,282,390	112,752,416

	General Obligation Bonds	AAA	AAA	1,653,915	1,545,000
		AA	AA	28,483,647	28,341,687
		AA	A	5,706,482	6,296,036
		AA	BBB	1,321,787	1,274,400
		AA	Not Rated	1,836,743	1,941,990
		A	A	6,231,587	6,607,546
		Not Rated	Not Rated	1,503,664	1,769,068

	General Obligation Bonds Total			46,737,823	47,775,727

Illinois Total				160,020,213	160,528,144

Note: All information set forth in this Exhibit A is as of December 31, 2010. There were no municipalities whose fixed maturity securities comprised more than 10% of total equity as shown on the Company’s balance sheet at December 31, 2010.